Filed Pursuant to Rule 424(b)(2)
Registration No. 333-137788

Up to 4,535,000 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights

GAINSCO, INC. is distributing, at no cost, non-transferable subscription rights to purchase shares of common stock in this rights offering to persons who owned shares of our common stock on October 13, 2006.

You will receive .2222 of a subscription right for each share of common stock that you owned on October 13, 2006. You will not receive any fractional rights, instead the number of subscription rights you receive will be rounded up to the next largest whole number. Each whole subscription right entitles you to purchase one share of common stock at the purchase price of $4.00 per share.

The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., New York City time, on November 13, 2006. We may extend the period for exercising rights in our sole discretion.   If you want to participate in the rights offering, we recommend that you submit your subscription documents to the subscription agent before that deadline or to your broker or bank at least 10 days before that deadline. Please see page 26 for further instructions on submitting subscriptions. All subscriptions will be held in escrow by our subscription agent, Continental Stock Transfer & Trust Company, through the expiration date of the rights offering. We reserve the right to cancel the rights offering at any time before the expiration.

There is no minimum number of shares that we must sell in order to complete the rights offering. If you exercise your rights in full, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this over-subscription right. Shareholders who do not participate in the rights offering will continue to own the same number of shares, but will own a smaller percentage of the total shares outstanding to the extent that other shareholders participate in the rights offering. Rights that are not exercised by the expiration date will expire and have no value.

The subscription rights may not be sold or transferred. However, subscription rights will be transferable to affiliates of the recipient and by operation of law.

Shares of the our common stock are traded on the American Stock Exchange under the symbol “GAN.” The last sale price of our common stock on October 12, 2006 was $7.10. The shares of common stock issued in the rights offering will also be listed on the American Stock Exchange.

Investing in the securities offered by this prospectus is risky. You should read this prospectus carefully before you invest. You should carefully consider the “Risk Factors” section beginning on page 7 before exercising your subscription rights.

	Subscription Exercise Price	Proceeds to GAINSCO, INC.(1)
Per Share	$4.00	$18,140,000
Total	$4.00	$18,140,000

       (1) Before deducting expenses payable by us, estimated to be $152,441. Assumes all subscriptions rights will be exercised in the offering, which may not be the case because we do not expect all of our shareholders to exercise their subscription rights and over-subscription rights.

The securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 16, 2006

PROSPECTUS SUMMARY

This section answers in summary form some questions you may have about GAINSCO, INC. and this rights offering. The information in this section is a summary and therefore does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should read the entire prospectus carefully, including the “Risk Factors” section and the documents listed under “Where You Can Find More Information.”

Questions and Answers about GAINSCO, INC.

What is GAINSCO, INC.?

We were established in October 1978 as a Texas corporation and through our subsidiaries, we engage in the property and casualty insurance business, concentrating our efforts on the nonstandard personal automobile market, as we continue to exit from the commercial insurance business. Our insurance operations are presently conducted through two insurance companies: General Agents Insurance Company of America, Inc., an Oklahoma corporation, and MGA Insurance Company, Inc., a Texas corporation.

We market our nonstandard personal auto line of insurance on an admitted basis through over 3,100 independent retail agencies as of June 30, 2006 in Arizona, Florida, Nevada, South Carolina and Texas and one independent general agency in California. Approximately 65% and 56% of our gross premiums resulted from risks located in Florida during 2005 and the first six months of 2006, respectively.

The only line of insurance we currently write is nonstandard personal auto, which we write on classes of risks which are not generally insured by many of the standard companies. We write coverage at the minimum limits prescribed by the states in which we operate or at slightly higher than prescribed limits.

Where are we located?

Our principal executive office is located at:

GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219
(972) 629-4400

Questions and Answers about the Rights Offering

What is a rights offering?

A rights offering is an opportunity for you to purchase additional shares of common stock at a fixed price and in an amount at least proportional to your existing interest, which enables you to maintain, and possibly increase, your current percentage ownership.

Why are we engaging in a rights offering, and how will we use the proceeds from the rights offering?

We are making this rights offering with the intention of raising up to approximately $18.1 million. We intend to use the net proceeds of the offering, together with available funds, to make capital contributions to our subsidiary insurance companies which, if sufficient, will permit our insurance subsidiaries to maintain the present financial strength rating from A.M. Best and to support our continuing growth. However, we cannot assure that these objectives will be achieved. Any remaining net proceeds will be used for working capital and general corporate purposes. We want to give you the opportunity to participate in our equity fund-raising so that you will have the ability to maintain your proportional ownership interest in us.

What is the basic subscription right?

The basic subscription right of each whole right entitles you to purchase one share of our common stock at a subscription price of $4.00 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. We will not distribute any fractional subscription rights, but instead we will round up the aggregate number of rights you receive to the next whole number.

What is the over-subscription right?

We do not expect all of our shareholders to exercise all of their basic subscription rights. The over-subscription right provides shareholders that exercise all of their basic subscription rights the opportunity to purchase the shares that are not purchased by other shareholders. If you fully exercise your basic subscription right, the over-subscription right of each right entitles you to subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price per share. If an insufficient number of shares is available to fully satisfy all over-subscription right requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of shares each rights holder subscribed for under the basic subscription right. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

Who may participate in this offering?

Only holders of record of our common stock as of October 13, 2006 are entitled to participate in this offering.

Am I required to subscribe in this offering?

No. However, any shareholder who chooses not to exercise its rights will experience dilution to its equity interest in our company.

How long will the rights offering last?

You will be able to exercise your subscription rights only during a limited period. To exercise a subscription right, you must do so by 5:00 p.m., New York City time, on November 13, 2006, unless we extend the rights offering. Accordingly, if a rights holder desires to exercise its subscription rights, the subscription agent must actually receive all required documents and payments for that rights holder before the expiration date and time. We may extend the expiration time for any reason.

May the Board of Directors cancel the rights offering?

Yes. The Board of Directors may decide to cancel the rights offering at any time, on or before November 13, 2006, for any reason. If this offering is not completed, the subscription agent will return promptly, without interest or deduction, all subscription payments.

If you terminate the rights offering, will my subscription payment be refunded to me?

Yes. If we terminate the rights offering, all subscription payments will be returned as soon as practicable following the termination. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering. If we terminate the rights offering, we will not be obligated to issue shares to rights holders who have exercised their rights prior to termination.

May I transfer, sell or give away my subscription rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your rights. However, subscription rights will be transferable to affiliates of the recipient and by operation of law, for example, upon death of the recipient.

How many shares may I purchase?

You will receive .2222 of a subscription right for each share of common stock that you owned as a holder of record on October 13, 2006. We will not distribute fractional subscription rights, but will round the number of subscription rights you are to receive up to the next largest whole number. Each whole subscription right entitles you to purchase one share of common stock for $4.00. If you fully exercise your basic subscription right, the over-subscription right of each right entitles you to subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price per share. If an insufficient number of shares is available to fully satisfy all over-subscription right requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of shares each rights holder subscribed for under the basic subscription right based on the allocation procedures described below in “The Rights Offering—The Subscription Rights—Over-Subscription Right.”

Our ability to utilize our net operating loss tax carryforwards would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. We have the right, in our sole and absolute discretion, to limit the exercise of the rights, including instructing the subscription agent to refuse to honor any exercise of rights, by 5% shareholders or shareholders who would become 5% holders upon exercise of their rights. The total number of shares of our common stock to be outstanding upon completion of the offering, assuming the offering is fully subscribed, would increase by approximately 22.2% and be approximately 24,927,780.

In order to protect against an unexpected “ownership change” for Federal income tax purposes, we have implemented the escrow protection mechanics, which are as follows:

•       by exercising its rights, each subscriber will represent to us that the subscriber will not be, after giving effect to the exercise of the rights, an owner, directly or indirectly, as described in this prospectus, of more than 1.2 million shares of our common stock;

•       if an exercise of subscription rights would result in the subscriber owning more than 1.2 million shares of our common stock, the subscriber must notify the subscription agent;

•       if requested, each subscriber will provide us with additional information regarding the amount of common stock that the subscriber owns; and

•       we have the right to instruct the subscription agent to refuse to honor a subscriber’s exercise to the extent an exercise of rights might, in our sole and absolute discretion, result in a subscriber owning 5% or more of our common stock.

By exercising your rights in the rights offering, you agree that the protection mechanics are valid, binding and enforceable against you. See “The Rights Offering—Protection Mechanics.”

How do I exercise my subscription rights?

You may exercise your subscription rights by properly completing and signing your rights certificate and delivering it, with full payment of the subscription price for the shares you are subscribing, including any over-subscription right, to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Offering - Guaranteed Delivery Procedures.”

Is exercising my subscription rights risky?

The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page 7.

After I exercise my subscription rights, may I change my mind and cancel my purchase?

No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable and even if the market price of our common stock is below the $4.00 per share purchase price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $4.00 per share.

What happens if I choose not to exercise my subscription rights?

You will retain your current number of shares of common stock even if you do not exercise your subscription rights. However, if other shareholders exercise their subscription rights and you do not, the percentage of GAINSCO that you own will diminish, and your voting and other rights will be diluted. Your rights will expire and have no value if they are not exercised by the expiration date.

Will I be charged any fees if I exercise my rights?

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

If I exercise my rights, when will I receive the shares for which I have subscribed?

We will issue the shares of common stock for which subscriptions have been properly received as soon as practicable after the expiration date of this rights offering, whether or not you exercise your subscription rights immediately prior to that date or earlier.

Have any shareholders indicated they will exercise their rights?

Robert W. Stallings, one of our directors who serves as our executive Chairman of the Board and Chief Strategic Officer, Glenn W. Anderson, one of our directors and our President and Chief Executive Officer, and James R. Reis, our Executive Vice President, have indicated that they intend to exercise all of their rights, but they have not made any formal commitments to do so. Mr. Stallings, Mr. Anderson and Mr. Reis currently beneficially own approximately 22.1%, 1.4% and 11.1%, respectively, of our common stock prior to this offering. In addition, Goff Moore Strategic Partners, L.P. (“Goff Moore”), which beneficially owns approximately 33% our common stock, has also indicated its intention to exercise all of its rights but has also made no formal commitment to do so. If these shareholders exercise their subscription rights and no other shareholders do so, Mr. Stallings, Mr. Anderson, Mr. Reis and Goff Moore will beneficially own 23.5%, 1.5%, 11.8% and 35.1% of our common stock, respectively (before giving effect to any over-subscription rights which they may exercise). In addition, our remaining directors who own shares of our common stock have each indicated that they intend to exercise all or a portion of the rights they are receiving in this offering, but they have not made any formal commitments to do so.

In August 2004, as part of our restructuring which was consummated in January 2005, we entered into agreements with Goff Moore, Mr. Stallings and Mr. Reis. Goff Moore agreed, among other things, that it and parties acting with it would not become the beneficial owners of more than 37.5% of our outstanding voting stock prior to January 21, 2007. Mr. Stallings and Mr. Reis entered into similar agreements providing that they and parties acting with them would not become the beneficial owners of more than 37.5% for the same time period. In both cases, certain exceptions apply. The Corporate Governance Committee of our board of directors has waived these restrictions to allow Goff Moore, Mr. Stallings and Mr. Reis to increase their ownership of our voting stock as a result of their participation in this rights offering. Among other factors, the Corporate Governance Committee considered the fact that these contractual restrictions on Goff Moore, Mr. Stallings and Mr. Reis will lapse in January 2007 and the fact that this rights offering is open to all of our shareholders.

What if my shares are not held in my name?

If you hold your shares of our common stock in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase. Therefore, you will need to have your record holder act for you.

If you wish to participate in this rights offering and purchase shares of common stock, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of this rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

How many shares of GAINSCO common stock are currently outstanding, and how many shares will be outstanding after the rights offering?

As of October 2, 2006, we had outstanding a total of 20,392,780 shares of common stock. These numbers exclude shares issuable pursuant to warrants, stock options and shares that may be issued pursuant to the 2005 Long-Term Incentive Compensation Plan. The number of shares of common stock that will be outstanding after the rights offering will depend on the number of shares that are purchased in the rights offering. If we sell all of the shares being offered, then we will issue approximately 4,535,000 shares of common stock. In that case, we will have approximately 24,927,780 shares of common stock outstanding after the rights offering. This would represent an increase of approximately 22.2% in the number of outstanding shares of common stock. However, we do not expect that all of subscription rights will be exercised.

How did we arrive at the $4.00 per share subscription price?

Our board of directors determined that the subscription price should be designed to provide an incentive to our current stockholders to exercise their rights. Other factors considered in setting the subscription price included the amount of proceeds desired, our need for equity capital, the need to provide an incentive to our current shareholders to exercise rights in the rights offering, the historic and current book value and market price of our common stock, the historic volatility of the market price of our common stock, our business prospects, our recent and anticipated operating results, general conditions in the securities and insurance markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our common stock. The subscription price does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the value of GAINSCO or our common stock.

How much money will GAINSCO receive from the rights offering?

If we sell all the shares being offered, we will receive gross proceeds of approximately $18.1 million. We are offering shares in the rights offering with no minimum purchase requirement. As a result, there is no assurance we will be able to sell all or any of the shares being offered, and it is not likely that all of our shareholders will participate in the rights offering.

What are the United States federal income tax consequences to me of exercising my subscription rights?

The receipt and exercise of your subscription rights are intended to be nontaxable events. You should seek specific tax advice from your personal tax advisor. See “Federal Income Tax Considerations—Taxation of Shareholders.”

Has the board of directors made a recommendation as to whether I should sell or exercise my rights?

No. Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our common stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

What if I have other questions?

If you have other questions about the rights offering, please contact our information agent, Morrow & Co., Inc., by telephone at (800) 607-0088 or (203) 658-9400.

RISK FACTORS

Investing in our common stock involves substantial risks associated with:

•       our business and our company;

•       our common stock; and

•       this rights offering.

You should be able to bear a complete loss of your investment. You should carefully consider the following factors and other information in this prospectus before deciding to purchase our common stock.

Risks Related to Our Business

We face intense competition from other personal automobile insurance providers.

The nonstandard personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We complete with both large national insurance providers and smaller regional companies. The largest automobile insurance companies include The Progressive Corporation, The Allstate Corporation, State Farm Mutual Automobile Insurance Company, GEICO, Farmers Insurance Group, Safeco Corp., Nationwide Group and American International Group. Our chief competitors include some of these companies as well as Mercury General Corporation, Infinity Property & Casualty Corporation, Bristol West Holdings, Inc., Affirmative Insurance Holdings, Inc., United Automobile Insurance Group, Sentry Insurance Group and Direct General Corporation. Some of our competitors spend substantially more on advertising, have more capital, higher ratings and greater resources than we have, may offer a broader range of products, lower prices and down payments than we offer, and may pay higher commissions to agents and offer superior customer service. Some of our competitors that sell insurance policies directly to customers, rather than through agencies or brokerages as we do, may have certain competitive advantages, including increased name recognition among customers, direct relationships with policyholders and potentially lower cost structures. In addition, it is possible that new competitors will enter the non-standard automobile insurance market. Our loss of business to competitors could have a material impact on our growth and profitability. Further, competition could result in lower premium rates and less favorable policy terms and conditions including policy loss limits, which could reduce our underwriting margins. We do not use credit scores in underwriting, unlike many of our competitors, which may result in additional risks in our business.

The property and casualty insurance industry has historically been characterized by cyclical periods of intense price competition due to excess underwriting capacity, as well as periods of shortages of underwriting capacity that allow for attractive premiums and attract additional competitors. The periods of intense price competition may adversely affect our operating results, and the overall cyclicality of the industry may cause fluctuations in our operating results and affect our ability to manage the business profitably.

Our failure to pay claims accurately could adversely affect our business, financial condition, results of operations and cash flows.

We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, our claims organization’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and materially adverse affect our financial condition, results of operations and cash flows.

In addition, if we do not train new claims employees effectively or lose a significant number of experienced claims employees our claims department’s ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer in decreased quality of claims work, which in turn could lower our operating margins.

We have recently made significant operational changes in management of our claims administration to accelerate the recognition and resolution of claims. These changes may result in an increase in the amount of aggregate claim settlements and cause our ultimate claim and claim adjustment expense to increase in comparison to prior periods.

We rely on information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate billings, collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunication systems interface with and depend on third-party systems, we could experience service denials if demand for such service exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This outcome could result in a material adverse effect on our business and our results of operations, financial condition and cash flows.

Our profitability and financial condition are affected by the availability of reinsurance.

We utilize catastrophe reinsurance to “transfer” or “cede” a portion of the risks related to our nonstandard automobile insurance business through reinsurance arrangements with third parties. The amount, availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control. These conditions affect our level of business and profitability.

We have used reinsurance to dispose of certain of our discontinued and runoff businesses. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. At June 30, 2006, we had approximately $22.4 million in reinsurance receivables, comprised primarily of reserves for future claim payments. Approximately 90% of these receivables were concentrated with 14 reinsurers, all of which were companies rated A- or better by A.M. Best. One company with a B+ rating owed approximately 3% of the reinsurance receivables, one company with a B- rating owed approximately 5% of the reinsurance receivables and one company with a C++ rating owed approximately 2% of the reinsurance receivables. The failure of reinsurers to pay amounts due to us on a timely basis or at all would adversely affect our results of operations.

Reinsurance makes the assuming reinsurer liable to the extent of the risks ceded. We are subject to credit risks with respect to the reinsurers because ceding risks to reinsurers does not relieve our insurance subsidiaries’ ultimate liability to their insureds. The insolvency of any reinsurer or the inability of a reinsurer to make payments could have a material adverse effect on our business, our results of operations and our financial condition.

Our business is subject to financial and operational risks resulting from our growth.

We limited our business to Florida until the fourth quarter of 2003, when we began writing nonstandard personal automobile insurance policies in Texas. In 2004, we began writing nonstandard personal automobile insurance policies in Arizona and Nevada and in 2005 initiated a California program with an independent managing general agency. We entered the South Carolina market in 2006. Significant growth has been realized as a result of these expansion activities, which has increased our operating leverage, claims ratio and the overall financial and operating risk profile. Our current plan is to continue growing in those states and possibly enter additional states in the future.

Our growth strategy necessarily entails increased financial and operational risks and other challenges that are greater than and different from those to which we have previously been subject in writing nonstandard personal automobile insurance. These risks and challenges include, but are not limited to, the following:

•       competitive conditions for our product have intensified recently, and further pressures on pricing are anticipated;

•       generally, new business initially produces higher loss ratios than more seasoned in-force business, and this factor is likely to be magnified to the extent that we enter multiple new states and market areas within a short period of time. Furthermore, it amplifies the importance of our ability to assess any new trends accurately and respond effectively;

•       pricing decisions in new states and markets, involving different claims environments, distribution sources and customer demographics, will be made without the same level of experience and data that is available in existing markets;

•       our expected growth will require additional personnel resources, including management and technical underwriting, claims and servicing personnel, relationships with agents and vendors with whom we have not previously done business, and additional dependence on operating systems and technology; and

•       if we grow significantly or if adverse underwriting results occur, additional capital may be required, and such capital may not be available on favorable or acceptable terms. Our ability to maintain sufficient capital and perform successfully will be important factors in determinations of our A.M. Best rating, and a reduction in that rating could have an adverse impact on our results of operations.

Our ability to manage these risks and challenges will determine in large part whether we can continue to operate profitably.

We risk a downgrade in our financial strength rating and ratings outlook if this offering fails to provide us with the additional capital needed to retain our current financial strength rating and ratings outlook, and a downgrade in our financial strength rating may materially and adversely affect our results of operations and financial condition.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. An insurance company’s ability to effectively compete in the marketplace is in part dependent upon the rating determination of A.M. Best, the principal rating agency of the insurance industry. A.M. Best provides ratings of insurance companies based on comprehensive quantitative and qualitative evaluations and expresses its rating as an opinion of an insurer’s ability to meet its obligations to policyholders. Since October 2005, the A.M. Best rating of our insurance subsidiaries has been “B” (Fair) with a stable outlook. A.M. Best assigns “B” and “B-” ratings to companies that have, in the opinion of A.M. Best, a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions.

Primarily because of our recent and continuing growth, we have been advised by A.M. Best that it is necessary for the Company to provide $19 million in capital to our insurance subsidiaries by November 30, 2006 and to adhere to the business plans we discussed with A.M. Best to maintain our current financial strength rating of “B” (Fair) and our stable ratings outlook. If this offering fails to provide us with the additional capital needed to retain our current financial strength rating and ratings outlook, our ratings would be downgraded. Even if we raise sufficient funds in this offering to enable us to satisfy the $19 million requirement, there is no assurance that we will be able to maintain our rating and outlook in the future. A downgrade in our rating may cause our independent agents to limit or stop their marketing of our products and may limit that availability and materially and adversely affect our results of operations, financial condition and the terms of capital sources to us.

Our success depends on our ability to underwrite risks accurately and to charge adequate rates to policyholders.

Our financial condition, cash flows and results of operations depend on our ability to underwrite and set rates accurately for the risks we underwrite. Rate adequacy is necessary to generate sufficient premium to offset claims, claim adjustment expenses and underwriting expenses and to earn a profit.

Our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation:

•       the availability of sufficient reliable data;

•       our ability to conduct a complete and accurate analysis of available data;

•       our ability to recognize changes in trends in a timely manner and to project both the severity and frequency of losses with reasonable accuracy;

•       uncertainties inherent in estimates and assumptions, generally;

•       our ability to project changes in certain operating expenses with reasonable certainty;

•       the development, selection and application of appropriate rating formulae or other pricing methodologies;

•       our ability to innovate with new pricing strategies and marketing initiatives, and the success of those innovations;

•       our ability to predict policyholder retention accurately;

•       unanticipated court decisions, legislation or regulatory action;

•       ongoing changes in our claim settlement practices;

•       changing driving patterns;

•       unexpected changes in the medical sector of the economy;

•       unanticipated changes in automobile repair costs, automobile parts prices and used car prices; and

•       timely approval of proposed rates by regulatory agencies.

Such risks may result in our pricing being based on stale, inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results, financial condition and cash flows could be materially adversely affected.

Insurance agents’ improper use of authority may materially affect our business.

As of June 30, 2006, we marketed our products and services through over 3,100 independent retail agents in Arizona, Florida, Nevada, South Carolina and Texas and one independent general agency in California. These agents have the ability to bind us with respect to insurance coverage issued on our behalf. Since the agents are independent, we have only limited ability to exercise control over these agents. In the event that an agent exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we are at risk for that policy until we receive the application and effect a cancellation. This may result in losses that could have a material adverse effect on our results of operations.

We are subject to comprehensive regulation, and our results may be unfavorably impacted by these regulations.

We are subject to comprehensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than the shareholders and other investors of the insurance companies. These regulations, administered by the department of insurance in each state in which we do business, relate to, among other things:

•       establishing mandatory minimum policy limits and coverages,

•       approval of policy forms, rates and rating methodologies,

•       standards of solvency, including risk based capital measurements developed by the National Association of Insurance Commissioners, or the NAIC, and used by state insurance regulators to identify inadequately capitalized insurance companies,

•       licensing of insurers and their agents,

•       restrictions on the nature, quality and concentration of investments,

•       restrictions on the ability of insurance company subsidiaries to pay dividends,

•       restrictions on transactions between the insurance company subsidiaries and their affiliates,

•       requiring certain methods of accounting,

•       periodic examinations of operations and finances,

•       prescribing the form and content of records of financial condition to be filed,

•       requiring reserves for unearned premium, losses and other purposes,

•       sales plans and practices and commission structures,

•       permitted advertising, and

•       market conduct.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Insurance regulations and regulators have an impact on a number of factors that could affect our ability to respond to changes in our competitive environment and which could have a material adverse effect on our operations. These factors include regulating our ability to exit a book of business or to exit a state in which we have been producing insurance, our ability to receive adequate premiums to achieve acceptable profitability levels, and the amount of statutory dividends from our subsidiaries which may be needed to pay expenses and dividends.

Failure to maintain risk-based capital at the required levels or ratios within the NAIC’s usual range could adversely affect our insurance subsidiaries’ ability to secure regulatory approvals as necessary or appropriate and would materially adversely affect their general business, ability to operate and overall financial condition.

Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. Regulatory authorities may deny or revoke licenses for various reasons, including violations of regulations. Changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse affect on our operations. State statutes limit the aggregate amount of dividends that our subsidiaries may pay us, thereby limiting our funds to pay expenses and dividends.

Litigation may adversely affect our financial condition, results of operations and cash flows.

As a property and casualty insurance company, we are subject to various claims and litigation seeking damages and penalties, based upon, among other things, payments for claims we have denied and other monetary damages. Some litigation against us could take the form of class action complaints by consumers. As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims and coverage may emerge, such as a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claim-handling practices and regulatory noncompliance. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or the way we are permitted to price products, limiting the factors we may consider when we underwrite risks, or by requiring us to change our claims handling procedures or our practices for charging fees, or by increasing the size of claims or resulting in other monetary damages. The damages and penalties in these types of matters can be substantial. The relief requested by the plaintiffs varies but may include requests for compensatory, statutory and punitive damages.

We and two of our subsidiaries are named as defendants in a purported class action pending in United States District Court for the Middle District of Florida, Ft. Myers Division. The plaintiffs allege that the defendants violated certain provisions of Florida insurance laws with respect to the manner in which finance charges are imposed on Florida residents in connection with installment payments of insurance premiums. The complaint seeks damages in an unspecified amount in excess of $5 million and other relief.

The Company and certain of our directors and executive officers are named as defendants in a putative class action proceeding pending in the United States District Court for the Northern District of Texas, Fort Worth Division. In the proceeding, which is a consolidation of two previously pending actions involving essentially the same facts and claims, the plaintiffs allege violations of the Federal securities laws in connection with alleged non-disclosures and deceptive disclosures in our press releases and filings with the Securities and Exchange Commission regarding our acquisition, operation and divestiture of our former Tri-State, Ltd. subsidiary, a South Dakota company selling nonstandard personal automobile insurance. The second amended complaint does not specify the amount of damages the plaintiffs seek. In July 2006, a tentative agreement was reached which, if implemented, would result in a final settlement of the case; however, there can be no assurance whether the tentative agreement will be consummated or the timing of any final settlement.

The Office of the New York Attorney General and other state attorneys general are investigating certain insurance industry practices. The New York Attorney General has filed a lawsuit against Marsh & McLennan Companies, Inc. and, in so doing, named various insurance companies who may have had involvement in the insurance industry practices in question. The investigations appear to center around practices by which other insurance companies paid contingent compensation to insurance brokers based on the volume or profitability of the insurance placed with the insurance company for their clients, allegedly in violation of the brokers’ duty to act in the best interest of their clients rather than their own undisclosed pecuniary interest. We were not named in this lawsuit; however, we may become involved at some point in the future. The expenses and other effects of our potential involvement in this litigation on our business, financial condition and results of operations cannot be predicted and may be material.

Several of our competitors are named as defendants in a number of putative class action and other lawsuits challenging various aspects of their insurance business operations. These lawsuits include cases alleging damages as a result of the use of after-market parts; total loss evaluation methodology; the use of credit in underwriting and related requirements under the federal Fair Credit Reporting Act; the methods used for evaluating and paying certain bodily injury, personal injury protection and medical payment claims; methods of imposing finance charges on installment premiums; and policy implementation and renewal procedures, among other matters. Litigation may be filed against us and/or our subsidiaries or disputes may arise in the future concerning these or other business practices. From time to time, we also may be involved in such litigation or other disputes alleging that our business practices violate the patent, trademark or other intellectual property rights of third parties. In addition, lawsuits have been filed, and other lawsuits may be filed in the future, against our competitors and other businesses, and although we are not a party to such litigation, the results of those cases may create additional risks for, and/or impose additional costs and/or limitations on, our subsidiaries’ business operations.

Lawsuits against us often seek significant monetary damages. Moreover, as courts resolve individual or class action litigation in insurance or related fields, a new layer of court-imposed regulation could emerge, resulting in material increases in our costs of doing business. Such litigation is inherently unpredictable. Except to the extent we have established reserves with respect to particular lawsuits that are currently pending against us, we are unable to predict the effect, if any, that these pending or future lawsuits may have on the business, operations, profitability or financial condition.

An adverse resolution of the litigation pending or threatened against us could have a material adverse effect on our financial condition, results of operations or cash flows.

The nonstandard insurance business may become subject to adverse publicity, which may negatively impact our financial condition.

Negative publicity arising from attention of consumer advocacy groups, the media or other sources may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which could increase our costs of doing business and adversely affect our results of operations.

Our results of operations may be adversely affected by competitive, regulatory or economic conditions that influence the automobile insurance industry in general.

Driving patterns, inflation in the cost of automobile repairs and medical care, and increasing litigation of liability claims are some of the more important factors that affect loss trends. We and other nonstandard automobile insurers are generally unable to increase premiums unless permitted by regulators, typically after the costs associated with the coverage have increased. Accordingly, profit margins generally decline in a period of increasing loss costs, and we may be unable to sustain our policies in force.

Catastrophic losses could have a material, adverse effect on our business.

Catastrophic losses could occur either as a result of insurance claims or because of interruption in our ability to conduct business efficiently.

Property and casualty insurance companies are subject to claims arising from natural and man-made catastrophes that may have a significant impact on their business, results of operations and financial condition. Catastrophic losses can be caused by a wide variety of events, including hurricanes, tropical storms, tornadoes, wind, hail, fires, riots, terrorism and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of an insurance company’s exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in geographic areas that are periodically subject to adverse weather and other conditions. Accordingly, the occurrence of a catastrophe in the states in which we operate or in which we may operate in the future could have a material adverse effect on our business, results of operations and financial condition.

Separately, a catastrophic interruption of our technology systems could disrupt our operations or prevent us from providing acceptable customer service or managing other aspects of our business effectively.

Our claim and claim adjustment expense may exceed our claim and claim adjustment expense reserves, which could adversely affect our results of operations, financial condition and cash flows.

Our financial statements include claim and claim adjustment expense reserves for reported and unreported claims which represent our best estimate of what we will ultimately pay on claims and the related costs of adjusting those claims as of the date of our financial statements. When available, we rely heavily on our historical claim and claim adjustment experience in determining these reserves. We may not have historical results for new markets, or the historic development of reserves for claim and claim adjustment expense may not accurately reflect future trends. For example, these estimates are subject to:

•       large potential errors because the ultimate disposition of claims incurred before the date of our financial statements, whether reported or not, is subject to the outcome of events that have not yet occurred, such as jury decisions, court interpretations, legislative changes, subsequent damage to property, changes in the medical condition of claimants, public attitudes and economic conditions such as inflation;

•       new classes of losses or types of losses not sufficiently represented in historical data are not yet identifiable; and

•       our inability to predict future events.

Our expansion into new markets and states increases the risk that our reserves do not accurately reflect the ultimate claim and claim adjustment expense that we will incur. There may also be a significant reporting lag between the occurrence of an event and the time it is reported to us. The inherent uncertainties of estimating our reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. We have recently made significant operational changes in the claims adjustment process, and changing claims trends increase the uncertainties which exist in the estimation process and could lead to inaccurate estimates of claim and claim adjustment expense.

Reserve estimates are refined as experience develops and claims are reported and settled. Adjustments to reserves are reflected in the results of the period in which such estimates are changed.

Our independent actuary has indicated that there are significant risks and uncertainties that could result in material adverse deviation of our unpaid claim and claim adjustment expenses. As a result of the factors discussed above, the amount of actual claim and claim adjustment expense that we pay to claimants may be substantially more than the reserves reflected in our financial statements.

Our debt service obligations could impede our operations, flexibility and financial performance.

Our level of debt could affect our financial performance. As of June 30, 2006, we had consolidated indebtedness (other than trade payables and certain other short term debt) of approximately $25.5 million and additional availability under our credit facility of $9.5 million. In addition, borrowings under our credit agreement and the capital securities issued GAINSCO Capital Trust I, a wholly-owned subsidiary of ours, bear interest at rates that may fluctuate. Therefore, increases in interest rates on the obligations under our credit agreement and the capital securities would adversely affect our income and cash flow that would be available for the payment of interest and principal on the loans under our credit agreement. Our interest expense for the six months ended June 30, 2006 was $1,023,000.

Our level of debt could have important consequences, including the following:

•       we will need to use a portion of the money we earn to pay principal and interest on outstanding amounts due under our credit facility, which will reduce the amount of money available to us for financing our operations and other business activities;

•       we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage;

•       we may have difficulty borrowing money in the future; and

•       we could be more vulnerable to economic downturns and adverse developments in our business.

We continue to expect to obtain the money to pay our expenses and to pay the principal and interest on our outstanding debt from our operations. Our ability to meet our expenses and debt service obligations thus depends on our future performance, which will be affected by financial, business, economic, demographic and other factors, including competition.

If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In that event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

Our credit facility contains various operating covenants, including among other things, restrictions on our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. These restrictions could limit our ability to take actions that require funds in excess of those available to us.

Our credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the credit facility. If an event of default exists under the credit facility, the lender could elect to declare all outstanding amounts immediately due and payable. If the lender under our credit facility accelerates the payment of the indebtedness, we cannot assure that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of such acceleration.

We may need to raise additional capital.

We anticipate that we will need additional capital to meet our capital requirements and maintain our financial strength rating established by A.M. Best and to continue growing our business. There can be no assurance that we will be able to raise sufficient additional capital. If we are unable to obtain required capital on favorable terms, or at all, we may be forced to change our business plan and may be unable to respond to competitive pressures in our business. Even if we are able to raise additional capital through the issuance of equity or debt securities, those securities may have rights, preferences or privileges senior to the rights of existing investors. In addition, if we raise capital through senior credit facilities, we would experience risks typically associated with credit borrowings, such as risks of defaults that we are unable to cure, enforcement of any liens or other security interests we may grant and restrictions on our operations, including those that might be required to comply with any financial and non-financial covenants. Additional capital could also be dilutive to our common shareholders and result in significantly higher interest expense and indebtedness, thereby reducing the earnings available to common shareholders.

A change in immigration policies could adversely affect our growth.

We believe that a majority of our current and potential customers is Hispanic, and a key element of our growth strategy involves our continued focus on marketing our nonstandard automobile insurance in this market niche. An important element to this strategy is our belief that a growing percentage of potential customers for personal nonstandard automobile insurance are Hispanic. In recent years, there have been a variety of legislative proposals to limit immigration to the United States. If one or more proposals were to be adopted and had the effect of curtailing such immigration, this would result in decline in growth of the Hispanic market, which may have an adverse effect on our abilities to achieve our growth strategies and our ability to expand our business in the markets in which we currently operate and may operate in the future.

The performance of our portfolio of fixed-income and equity securities may affect our profitability, capitalization and financial performance.

We maintain an investment portfolio that currently consists primarily of fixed-income securities. The quality, market value and yield of the portfolio may be affected by a number of factors, including the general economic and business environment, changes in the credit quality of the issuer of the fixed-income securities, changes in market conditions, changes in interest rates, or regulatory changes. These securities are issued by both domestic and foreign entities and are backed either by collateral or the credit of the underlying issuer. Factors such as an economic downturn or political change in the country of the issuer, a regulatory change pertaining to the issuer’s industry, a deterioration in the cash flows or the quality of assets of the issuer, or a change in the issuer’s marketplace may adversely affect our ability to collect principal and interest from the issuer.

Both equity and fixed income securities have been impacted over the past several years, and may be impacted in the future, by large man-made and natural disasters and corporate events. Examples of such events would include the September 2001 terrorist attacks, hurricanes, corporate accounting scandals, mergers, and LBO transactions. Credit rating downgrades, defaults, and impairments may result in write-downs in the value of the fixed income securities held by the Company. As of June 30, 2006, we held $74.3 million of fixed income securities, $3.7 million of which were rated below BBB based on Standard & Poor’s credit ratings.

The investments our insurance company subsidiaries hold are highly regulated by specific legislation in Oklahoma and Texas that governs the type, amount, and credit quality of allowable investments, and the fixed income securities in which we invest are evaluated by the NAIC’s Security Valuation Office

(the “SVO”). Legislative changes or changes in the SVO’s evaluations could force us to adjust investment carrying values, with a resulting adverse effect on the level of our statutory capital.

We may use derivative instruments that are hedging in nature in order to manage our interest rate and equity market risk. Although we take precautions to minimize our exposure, our profitability may be adversely affected if a counterparty to the derivative instrument defaults in its payment.

Failure to successfully resolve our remaining commercial lines claims could have an adverse affect on our results of operations.

On February 7, 2002, we announced our decision to cease writing commercial insurance due to continued adverse claims development and unprofitable results. As a result, there are no commercial policies remaining in force at December 31, 2005. We continue to settle and reduce our inventory of commercial lines claims. At June 30, 2006, there were 136 claims associated with our runoff book outstanding, compared to 198 at June 30, 2005 and 149 at December 31, 2005. Due to the long tail and litigious nature of these claims, we anticipate that it will take a substantial number of years to complete the adjustment and settlement process with regard to existing claims and the additional claims we expect to receive in the future from our past business writings. Most of the remaining claims are in litigation and our future results may be impacted negatively if we are unable to resolve the remaining claims and new anticipated claims within our established reserve level.

Our success depends on retaining our current key personnel and attracting additional personnel.

Our success will depend largely on the continuing efforts of our executive officers and senior management, especially those of Robert W. Stallings, our Chairman of the Board and Chief Strategic Officer, Glenn W. Anderson, our President, Chief Executive Officer and Director and James R. Reis, our Executive Vice President. Our business may be adversely affected if the services of these officers or any of our other key personnel become unavailable to us. We have entered into employment agreements with Messrs. Stallings, Anderson and Reis. Even with these employment agreements, there is a risk that these individuals will not continue to serve for any particular period of time.

We may hire additional key employees and officers to support our business growth, our focus on the nonstandard personal automobile insurance business, our expansion into new geographic markets and the improvement and enhancement of our systems and technologies. Hiring management personnel is very competitive in our industry due to the limited number of people available with the necessary skills, experience and understanding of our business procedures and the necessary leadership ability to guide us through the strategic development initiatives contemplated in the immediate years ahead. In November 2005, we adopted a new long-term focused system of performance-based equity compensation for key personnel. Pursuant to such plan, the Compensation Committee, all of whose members are independent, is authorized to offer performance-based incentive grants and potentially issue up to 10% of our outstanding common stock over time based on achievement of performance targets. In 2005, the Compensation Committee approved grants of up to 1,211,000 restricted stock units which may be earned by the achievement of specified performance criteria during the period from 2005 to 2009. Our inability to attract, train or retain the number of highly qualified personnel that our business needs may cause our business and prospects to suffer.

We cannot be certain that the net operating loss tax carryforwards will continue to be available to offset our tax liability.

As of June 30, 2006, we had net operating loss tax carryforwards for Federal income tax purposes, which we refer to as “NOLs,” of approximately $64,884,000. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% change in stock ownership during a three year “testing period” by “5% shareholders”.

The NOLs will expire in various amounts, if not used, between 2020 and 2023. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset any future consolidated income.

Risks Related to Our Common Stock

Our stock price may be volatile.

The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future, and the volume of trading in our common stock is very low. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of insurance companies, including nonstandard automobile insurance companies, have been especially volatile. Such fluctuations can result from, among other things:

•       quarterly variations in operating results;

•       changes in market valuations of other similar companies;

•       announcements by us or our competitors of new products, contracts, acquisitions, strategic partnerships or joint ventures;

•       additions or departures of key personnel;

•       significant sales of common stock by insiders or others or the perception that such sales could occur;

•       general economic trends and conditions;

•       deterioration in the trading market for our common stock; and

•       future issuances of stock or debt securities to fund our anticipated growth.

In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall and could negatively affect an investment in our common stock regardless of our performance.

In the past, companies that have experienced volatility in the market price of their stock, including us, have been the object of securities class action litigation. Securities class action litigation could result in substantial costs and a diversion of management’s attention and resources.

Certain of our executives and directors own a majority of our outstanding capital stock, and therefore exercise voting control over the Company.

Our executive officers and directors, together with our largest shareholder, beneficially own a majority of our outstanding common stock (69.1% as of October 2, 2006), they potentially have the power to control the actions of the Company with respect to items requiring shareholder approval, including the election of directors, the adoption of amendments to our articles of incorporation and bylaws, and the approval of mergers or other significant corporate transactions. Their interests in approving such actions might not be aligned with the interests of other owners of our common stock.

Risks Related to the Rights Offering

The market price of our common stock may decline.

We cannot assure you that the public trading market price of our common stock will not either increase or decline before the subscription rights expire. If you exercise your subscription rights and the market price of the common stock goes below $4.00, then you will have committed to buy shares of common stock in the rights offering at a price that is higher than the price at which our shares could be purchased in the market. Moreover, we cannot assure you that you will ever be able to sell shares of common stock that you purchased in the rights offering at a price equal to or greater than the subscription price. Until certificates are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock that you purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

You should not consider the subscription prices of our common stock as an indication of the value of our company or our common stock.

Our board of directors set all of the terms and conditions of the rights offering, including the subscription price. The $4.00 subscription price was based on several factors, including the book value of our common stock, the amount of proceeds desired, our need for equity capital, the need to provide an incentive to our current shareholders to exercise rights in the rights offering, the historic and current market price of our common stock, the historic volatility of the market price of our common stock, our business prospects, our recent and anticipated operating results, general conditions in the securities markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our common stock. The subscription price does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the value of GAINSCO or our common stock.

You will not be able to revoke your exercise of subscription rights.

Once you exercise your subscription rights, you may not revoke the exercise. Therefore, even if circumstances arise after you have subscribed in the offering that cause you to change your mind about investing in our common stock, or if the offering is extended, you will nonetheless be legally bound to proceed.

Shareholders who do not fully exercise their rights will have their interests diluted by shareholders who do exercise their rights.

If you do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of GAINSCO relative to shareholders who fully exercise their subscription rights. For example, if you own 203,928 shares of common stock before the rights offering, or approximately 1% of the outstanding common stock GAINSCO, and you exercise none of your subscription rights while all other subscription rights are exercised, then the percentage ownership represented by your shares will be reduced to approximately 0.8%.

We may terminate the rights offering and return your subscription payments without interest.

We may in our sole discretion decide not to continue with the rights offering or to terminate the rights offering prior to the expiration of the subscription period. This decision would be based upon various factors, including market conditions. We currently have no intention to terminate the rights offering, but we are reserving the right to do so. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

Additional shares issued could depress the market price of our stock.

As of October 2, 2006, there were 20,392,780 shares of our common stock outstanding. If all subscription rights in this offering that are eligible to be exercised are exercised, we would have a total of 24,927,780 shares outstanding, assuming no other issuances or repurchases of common stock. This would represent an increase of approximately 22.2% in the number of outstanding shares of our common stock. We do not know the extent to which rights holders will exercise their subscription rights in this offering. However, if a substantial number rights are exercised, the sale of numerous shares of common stock in the months soon after the completion of the rights offering could depress the market price of our common stock.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

While it is our intention to contribute net proceeds from this offering to our insurance subsidiaries, it is possible that our board of directors may determine that it is advisable to not contribute all or a material part of the net proceeds to our insurance subsidiaries, in which case the net proceeds not contributed to the insurance subsidiaries will be used for general corporate and working capital purposes. Our board may choose to do so if, in its judgment, adverse circumstances develop affecting our business or the nonstandard auto insurance business in general, including adverse changes in economic and regulatory factors affecting our business or changing requirements imposed by our rating agency A.M. Best or adverse changes in the economy in general, such as might result from a recession affecting the U.S. economy, acts of terror or war or other calamity or catastrophe, and adverse factors governing insurance in general. While our board of directors believes the flexibility on application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend our net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

The resale price of your shares may be less than the subscription price.

There can be no assurance that, after we issue the shares of common stock upon exercise of rights, a subscribing holder will be able to sell shares of common stock purchased in this offering at a price equal to or greater than the subscription price.

You must act promptly and follow instructions carefully if you want to exercise your rights.

Eligible participants and, if applicable, brokers acting on their behalf, who desire to purchase common stock in the rights offering must act promptly to ensure that all required certificates and payments are actually received by the subscription agent, Continental Stock Transfer & Trust Company, with respect to the rights before the expiration of the subscription period at 5:00 p.m. New York City time, on November 13, 2006. The time period to exercise rights is limited. If you or your broker fail to complete and sign the required rights certificate, send an incorrect payment amount, or otherwise fail to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it to the extent of the payment received, in which event, your current investment in our company would be diluted. Neither we nor the subscription agent undertake to contact you concerning, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker holds rights on your behalf. We have the sole discretion to determine whether an exercise properly follows the applicable procedures.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward-looking statements. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties, and other variables which you should consider in making an investment decision, including (a) operational risks and other challenges associated with rapid growth into new and unfamiliar markets and states, (b) adverse market conditions, including heightened competition, (c) factors considered by A.M. Best in the rating of our insurance subsidiaries, and the acceptability of our current rating, or a future rating, to agents and customers; (d) our ability to adjust and settle the remaining claims associated with our exit from the commercial insurance business on terms consistent with our estimates and reserves, (e) uncertainties in the outcome of litigation and adverse trends in litigation and regulation, (f) inherent uncertainty arising from the use of estimates and assumptions in decisions about pricing and reserves, (g) the effects on claims levels resulting from natural disasters and other adverse weather conditions, (h) the availability of reinsurance and our ability to collect reinsurance recoverables, (i) the availability and cost of capital which may be required in order to implement our strategies, and (j) limitations on our ability to use net operating loss carryforwards. You should read carefully the factors described in the “Risk Factors” section of this prospectus and our recent SEC filings, including the Annual Report on Form 10-K for the year ended December 31, 2005, for information regarding risk factors that could affect our results. Forward-looking statements are relevant only as of the dates made, and we undertake no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date on which the statement is made. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

USE OF PROCEEDS

Assuming that all subscription rights are exercised (which cannot be assured and likely will not be the case), we estimate that we would receive net proceeds of approximately $18.0 million in this rights offering, after deducting expenses of the rights offering of approximately $152,000. We intend to use the net proceeds, with other available funds, to make capital contributions to our subsidiary insurance companies.

The purpose of this rights offering is to enable us to continue to maintain the current financial strength rating of our insurance subsidiaries established by A.M. Best, the principal rating agency of the insurance industry, and to support our continuing growth. In September 2006, we initiated discussions with A.M. Best regarding the amount of additional capital that would be required in order for our insurance companies to continue to pursue our growth objectives and maintain our present A.M. Best rating and ratings outlook. We have been advised by A.M. Best that it is necessary for us to provide $19 million in capital to our insurance subsidiaries by November 30, 2006 and to conduct our insurance business consistent with our discussions with A. M. Best to enable us to maintain our current financial strength rating of “B” (Fair) and our stable ratings outlook. Because the net proceeds of this offering will be less than $19 million, we intend to use other available funds to satisfy the $19 million requirement. There can be no assurance we will raise a sufficient amount in this offering in order to satisfy the $19 million requirement.

While it is our intention to contribute net proceeds from this offering to our insurance subsidiaries, it is possible that our board of directors may determine that it is advisable to not contribute all or a material part of the net proceeds to our insurance subsidiaries, in which case the net proceeds not contributed to the insurance subsidiaries will be used for general corporate and working capital purposes. Our board may choose to do so if, in its judgment, adverse circumstances develop affecting our business or the nonstandard auto insurance business in general, including adverse changes in economic and regulatory factors affecting our business or changing requirements imposed by our rating agency A.M. Best or adverse changes in the economy in general, such as might result from a recession affecting the U.S. economy, acts of terror or war or other calamity or catastrophe, and adverse factors governing insurance in general. While our board of directors believes the flexibility on application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Subject to the successful completion of this offering, we intend to pursue additional funding to increase our liquidity in order to provide us with capital for future growth and to increase our liquidity. Current plans being considered involve the issuance of up to $18 million of trust preferred securities, although the Company may also consider other sources of capital in lieu of issuance of trust preferred securities depending on the nature and cost of capital available to us, market conditions and other factors. There is no assurance that any additional capital will be available to us on acceptable terms or at all. We have no commitments or agreements from any party to provide additional capital to us. As a result, it is possible that we will not be able to obtain additional capital following the completion of this rights offering, even if this offering is successfully subscribed.

CAPITALIZATION

The following table sets forth a summary of our capitalization on an historical basis as of June 30, 2006, and as adjusted to reflect the estimated $18.0 million net proceeds from the rights offering, as if the rights offering had closed as of June 30, 2006. For the purpose of this table, we have assumed that all of the rights were exercised in the rights offering. However, there can be no assurance that the rights will be exercised. You should read this information in conjunction with our consolidated financial statements and the notes thereto which are incorporated by reference into this prospectus.

	As of June 30, 2006
	Actual	As Adjusted
	(in thousands)
Indebtedness	$25,500	26,513 (1)
Shareholders’ Equity
Common stock	2,046	2,499
Additional paid-in capital	133,114	150,648
Retained deficit	(75,913)	(75,913)
Accumulated other comprehensive income	(552)	(552)
Treasury stock	(646)	(646)
Total shareholders’ equity	58,049	76,036
Total capitalization	$83,549	102,549

       (1) Reflects an advance of $1,013,000 from our bank credit agreement in order to have $19 million in cash available to contribute to our insurance subsidiaries, assuming that the offering is fully subscribed and the remaining funds are borrowed under our bank credit agreement.

THE RIGHTS OFFERING

Before exercising any subscription rights, you should read carefully the information set forth under “Risk Factors” beginning on page 7.

The Subscription Rights

Basic Subscription Rights

We are distributing to you, at no cost, non-transferable subscription rights as a holder of record of shares of our common stock on October 13, 2006. We are giving you .2222 of a subscription right for each share of common stock that you owned as a holder of record on October 13, 2006. You will not receive fractional subscription rights during the rights offering, but instead we have rounded your total number of subscription rights up to the next largest whole number. Each whole subscription right entitles you to purchase one share of common stock for $4.00. If you wish to exercise your subscription rights, you must do so before 5:00 p.m., Eastern Standard Time, on November 13, 2006. After that date, the subscription rights will expire and will no longer be exercisable.

Each whole subscription right entitles you to receive one share of common stock upon payment of $4.00 per share. You will receive certificates representing the shares that you purchase pursuant to your subscription rights as soon as practicable after November 13, 2006, whether you exercise your subscription rights immediately prior to that date or earlier.

Over-Subscription Rights

Subject to the allocation described below, each subscription right also grants the holder an over-subscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your over-subscription right only if you exercise your basic subscription right in full.

If you wish to exercise your over-subscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right). If the number of shares remaining after the exercise of all basic subscription rights is not sufficient to satisfy all requests for shares pursuant to over-subscription rights, you will be allocated additional shares (subject to elimination of fractional shares) in the proportion which the number of shares you purchased through the basic subscription right bears to the total number of shares that all over-subscribing shareholders purchased through the basic subscription right. However, if your pro-rata allocation exceeds the number of shares you requested on your rights certificate, then you will receive only the number of shares that you requested, and the remaining shares from your pro-rata allocation will be divided among other rights holders exercising their over-subscription rights.

As soon as practicable after the expiration date, the subscription agent will determine the number of shares of common stock that you may purchase pursuant to the over-subscription right. You will receive certificates representing these shares as soon as practicable after the expiration date and after all allocations and adjustments have been effected. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest. In connection with the exercise of the over-subscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the over-subscription right, by each beneficial owner on whose behalf the nominee holder is acting.

Subscription Price

The subscription price under the subscription rights is $4.00 per share of common stock subscribed. The subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value. No change will be made to the cash subscription price by reason of changes in the trading price of our common stock or other factors prior to the closing of this offering.

Determination of Subscription Price

Our board of directors set all of the terms and conditions of this offering, including the subscription price. Our board of directors determined that the subscription price should be designed to provide an incentive to our current shareholders to exercise their rights in the rights offering. In establishing the subscription price, our board of directors considered the book value of our common stock and various other factors, including the amount of proceeds desired, our need for equity capital, the historic and current market price of our common stock, the historic volatility of the market price of our common stock, our business prospects, our recent and anticipated operating results, general conditions in the securities and insurance markets, alternatives available to us for raising equity capital, the pricing of similar transactions and the liquidity of our common stock. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering. You should not consider the subscription price as an indication of the value of our company or our common stock. We cannot assure that you will be able to sell shares purchased during this offering at a price equal to or greater than the subscription price. On October 12, 2006, the closing sale price of our common stock was $7.10 per share.

Expiration Date

The rights will expire at 5:00 p.m., New York City time, on November 13, 2006, unless we decide to extend the rights offering. If this commencement of the rights offering is delayed, the expiration date will be similarly extended. If you do not exercise your subscription rights prior to that time, your subscription rights will be null and void. We will not be required to issue shares of common stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Cancellation and Amendment Right

Our Board of Directors may cancel the rights offering in its sole discretion at any time prior to or on the expiration date for any reason, including a change in the market price of the common stock. If we cancel the rights offering, any funds you paid will be refunded, without interest or deduction.

We reserve the right to amend the terms of this offering. If we make an amendment that we consider significant, we will extend the expiration date and offer all subscribers the right to revoke any subscription submitted prior to such amendment upon the terms and conditions we set forth in the amendment. The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

Non-Transferability of Subscription Rights

Except in the limited circumstances described below, only you may exercise your subscription rights. You may not sell, give away or otherwise transfer your subscription rights.

Notwithstanding the foregoing, you may transfer your rights to any of your affiliates. Your rights also may be transferred by operation of law. For example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. As used in this paragraph, an affiliate means any person (including a partnership, corporation or other legal entity such as a trust or estate) which controls, is controlled by or is under common control with you. If your rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by the subscription agent prior to the expiration date of this offering.

Exercise Of Subscription Rights

You may exercise your subscription rights by delivering to the subscription agent on or prior to the expiration date:

•       A properly completed and duly executed subscription certificate;

•       Any required signature guarantees or other supplemental documentation; and

•       Payment in full of $4.00 per share of common stock to be purchased pursuant to the basic subscription rights and the over-subscription right.

You should deliver your subscription certificate and payment to the subscription agent at the address shown under the heading “Subscription Agent.” We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

You bear all risk for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery and clearance of cash payment prior to the expiration time.

We reserve the right to reject any exercise of subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

Method of Payment

Payment for the shares must be made by check or bank draft (cashier’s check) drawn upon a U.S. bank or a money order payable to “Continental Stock Transfer & Trust Company, AAF GAINSCO, INC.,” or by wire transfer of immediately available funds to the account maintained by the subscription agent at J.P. Morgan Chase Bank, New York, New York, ABA #021000021, Account No. 475-505042. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the subscription price by the wire transfer. Payment will be deemed to have been received by the subscription agent only upon:

•       receipt and clearance of any uncertified check;

•       receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank, any money order or any funds transferred by wire transfers; or

•       receipt of good funds in the subscription agent’s account designated above.

Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that date. We also urge you to consider payment by means of a certified or cashier’s check or money order.

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the expiration of the subscription period, you may exercise your rights by the following guaranteed delivery procedures:

•       provide your payment in full of the subscription price for each share of common stock being subscribed for pursuant to the basic subscription rights and the over-subscription right to the subscription agent before the expiration time;

•       deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

•       deliver the properly completed rights certificate evidencing the rights being exercised, and, if applicable for a nominee holder, the related nominee holder certification, with any required signatures medallion guaranteed, to the subscription agent, within three business days following the expiration time.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions for Use of GAINSCO, INC. Subscription Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee medallion program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•       your name;

•       the number of rights represented by your rights certificate, the number of shares of common stock you are subscribing for pursuant to your subscription rights; and

•       your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the expiration time.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under the heading “Subscription Agent.”

Eligible institutions may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (212) 616-7610. To confirm facsimile deliveries, you may call (212) 509-4000 extension 536.

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Shareholders may call the information agent at (800) 607-0088 or (203) 658-9400, and banks and brokers may call the information agent at (800) 654-2468.

Signature Guarantees

Signatures on the subscription certificate do not need to be guaranteed if either the subscription certificate provides that the shares of common stock to be purchased are to be delivered directly to the record owner of such subscription rights, or the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. Signatures on all other subscription certificates must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

Rights of Subscribers

Your exercise of rights in this rights offering will give you no additional rights as a shareholder until the shares you have purchased in the rights offering are deemed issued to you.

No Revocation of Exercised Rights

Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights, even if the subscription period has not yet ended, we extend the subscription period, you later learn information about us that you consider to be unfavorable or the market price of our common stock is below the $4.00 per share purchase price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $4.00 per share.

Issuance of Common Stock

Unless we earlier terminate the rights offering, the subscription agent will issue the shares of our common stock purchased in the rights offering as soon as practicable following the expiration date of the rights offering to those rights holders who have timely and properly completed and signed rights certificate together with payment of the subscription price for each share of common stock subscribed for. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the rights exercised by that holder.

Your payment of the aggregate subscription price for our common stock will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your shares of common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a shareholder of our company with respect to the subscribed for shares of our common stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable. We will not issue any fractional shares of common stock.

Shares Held for Others

If you are a broker, a trustee or a depository for securities, or you otherwise hold shares of common stock for the account of others as a nominee holder, you should promptly notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription certificate and the related nominee holder certification and submit them to the subscription agent with the proper payment.

If you are a beneficial owner of common stock held by a nominee holder, such as a broker, trustee or a depository for securities, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to purchase shares through this rights offering, you should contact the holder and ask him or her to effect transactions in accordance with your instructions on a form provided by your nominee holder with the other rights offering materials.

Ambiguities in Exercise of Subscription Rights

If you do not specify the number of shares of common stock being subscribed for on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of common stock that could be subscribed for with the payment that the subscription agent receives from you. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of shares for which you have indicated an intention to subscribe, then you will be deemed to have exercised the over-subscription rights to the full extent of the excess payment tendered, to purchase, to the extent available, that number of whole shares of common stock equal to the quotient obtained by dividing the excess payment tendered by the subscription price. Any remaining amount shall be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date and after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

Regulatory Limitation

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

We will not be required to issue to you shares of common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

Our Decision Binding

All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in any exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived by us or cured within such time as we determine in our sole discretion. Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription certificate or incur any liability for failure to give you that notice.

Shares of Common Stock Outstanding After the Rights Offering

As of October 2, 2006, we had outstanding 20,392,780 shares of our common stock. Assuming we issue all of the shares of common stock offered in the rights offering, approximately 24,927,780 shares of common stock will be outstanding. This would represent an increase of approximately 22.2% in the number of outstanding shares of common stock. If you do not fully exercise your subscription rights but others do, the percentage of our common stock that you hold will decrease.

Protection Mechanics

Our ability to utilize our NOLs would be substantially reduced if we were to undergo an ownership change within the meaning of Section 382 of the Internal Revenue Code. Some or all of these NOLs may be available to offset our future taxable income, if any, but the continued availability of our NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of an NOL after an “ownership change”, generally a more than 50 percentage point increase in stock ownership, measured by value, during a 3-year testing period by “5% shareholders”. In determining 5% ownership, the following attribution provisions apply for purposes of Section 382 of the Code:

•       Any family group consisting of an individual, spouse, children, grandchildren and parents are treated as one person. Note that an individual can be treated as a member of several different family groups. For example, your family group would include your spouse, children, father and mother, but your mother’s family group would include her spouse, all her children and her grandchildren.

•       Any common stock owned by any entity will generally be attributed proportionately to the ultimate owners of that entity. Attribution will also occur through tiered entity structures.

•       Any persons or entities acting in concert or having a formal or informal understanding among themselves to make a coordinated purchase of common stock will be treated as one shareholder.

•       Ownership may not be structured with an abusive principal purpose of avoiding these rules.

We have the right, in our sole and absolute discretion, to limit the exercise of rights, including instructing the subscription agent to refuse to honor any exercise of rights, by 5% shareholders or a subscriber to the extent its exercise of rights might, in our sole and absolute discretion, result in a subscriber owning 5% or more of our common stock.

In order to protect against an unexpected “ownership change” for federal income tax purposes, we have implemented the protection mechanics as follows:

•       by purchasing shares of common stock, each subscriber will represent to us that it will not be, after giving effect to the purchase of the common stock, an owner, either direct or indirect, record or beneficial, or by application of Section 382 attribution provisions summarized above, of more than 1.2 million shares of our common stock;

•       if an exercise would result in the subscriber owning more than 1.2 million shares of our common stock the subscriber must notify the subscription agent at the telephone number set forth under the heading “Subscription Agent;”

•       if requested, each subscriber will be required to provide us with additional information regarding the amount of common stock that the subscriber owns; and

•       we have the right to instruct the subscription agent to refuse to honor a subscriber’s exercise to the extent an exercise might, in our sole and absolute discretion, result in the subscriber owning 5% or more of our common stock.

By exercising rights in the offering, you agree that:

•       the protection mechanics are valid, binding and enforceable against you;

•       any purported exercise of rights, in violation of the protection mechanics section, will be void and of no force and effect; and

•       we have the right to void and cancel (and treat as if never exercised) any exercise of rights, and shares issued pursuant to an exercise of rights, if any of the agreements, representations or warranties of a subscriber in the subscription documents are false.

Fees And Expenses

We will pay all fees charged by the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. None of GAINSCO, the subscription agent nor the information agent will pay these expenses.

Subscription Agent

We have appointed Continental Stock Transfer & Trust Company as subscription agent for the rights offering.

The subscription agent’s address is:

17 Battery Place, 8th Floor
New York, New York 10004
Attn: Reorganization Department

The subscription agent’s telephone number is (212) 509-4000 extension 536, and its facsimile number is (212) 616-7610. You should deliver your subscription certificate, payment of the subscription price and notice of guaranteed delivery (if any) to the subscription agent. We will pay the fees and certain expenses of the subscription agent, which we estimate will total $7,500. Under certain circumstances, we may indemnify the subscription agent from certain liabilities that may arise in connection with the rights offering.

Information Agent

We have appointed Morrow & Co., Inc. as information agent for the rights offering. The information agent will be responsible for delivery of rights offering materials to certain nominee holders. The information agent will also operate a toll free telephone number to answer questions from shareholders relating to the rights offering. The information agent may be contacted by telephone at (800) 607-0088 or (203) 658-9400.

We will pay the fees and certain expenses of the information agent, which we estimate will total $10,000. Under certain circumstances, we may indemnify the information agent from certain liabilities that may arise in connection with the rights offering.

No Recommendations

Neither we nor our board of directors are making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

Important

PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE

REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER.

If You Have Questions

If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus, the Instructions, or the Notice of Guaranteed Delivery, you should contact:

Morrow & Co., Inc.
470 West Avenue
Stamford, Connecticut 06902
Shareholders: (800) 607-0088 or (203) 658-9400
Banks and Brokers: (800) 654-2468

or

GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219
Attention: Investor Relations
Telephone: (972) 629-4400

PLAN OF DISTRIBUTION

On or about October 16, 2006, we will distribute at no cost the subscription rights and copies of this prospectus to all holders of record of our common stock on October 13, 2006. If you wish to exercise your basic subscription rights and the over-subscription rights and purchase shares of common stock, you should complete the subscription certificate and return it, with payment for the shares, to the subscription agent, Continental Stock Transfer & Trust Company, at the address on page 31. See “The Rights Offering—Exercise of Subscription Rights.”  If you have any questions, you should contact Morrow & Co., Inc. at the telephone numbers and address on page 32.

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the material federal income tax consequences to you as a U.S. shareholder of GAINSCO, INC. and to us as a result of the receipt, lapse, or exercise of the subscription rights distributed to you pursuant to the rights offering. This discussion does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. Moreover, this discussion does not address every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. For example, certain types of investors, such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities, persons who hold their shares of our common stock as part of a hedging, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar and persons who are not treated as a U.S. shareholder.

For purposes of this disclosure, a U.S. shareholder is a holder of our common stock that is:

•       an individual who is a citizen or resident of the United States,

•       a corporation, partnership or other entity created in, or organized under the laws of the United States or any state or political subdivision thereof;

•       an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•       a trust that either:

•        the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or

•        that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

This summary is based on the Internal Revenue Code of 1986, as amended (which we will refer to as the “Code”), the Treasury regulations promulgated thereunder, judicial authority and current administrative rules and practice, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, so as to result in U.S. federal income tax consequences different from those discussed below. The discussion that follows neither binds nor precludes the Internal Revenue Service from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the Internal Revenue Service or adopted by a court if the positions were litigated. We have not obtained a ruling from the Internal Revenue Service or a written opinion from tax counsel with respect to the federal income tax consequences discussed below. This discussion assumes that your shares of common stock and the subscription rights and shares issued to you during the rights offering constitute capital assets within the meaning of Code Section 1221.

Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to shareholders, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your our stock and then as a capital gain. Expiration of the subscription rights would result in a capital loss.

Taxation of Shareholders

Receipt of a subscription right.   You will not recognize any gain or other income upon receipt of a subscription right in respect of your common stock. Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire. Except as provided in the following sentence, the basis of the subscription rights you receive as a distribution with respect to your shares of our common stock will be zero. If, however, either (i) the fair market value of the subscription rights on the date of issuance is 15% or more of the fair market value (on the date of issuance of the rights) of the common stock with respect to which they are received or (ii) you properly elect, in your federal income tax return for the taxable year in which the subscription rights are received, to allocate part of your basis in your common stock to the subscription rights, then upon exercise of the rights, your basis in the common stock will be allocated between the common stock and the rights in proportion to the fair market value of each on the date the rights are issued. In addition, your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

Expiration of subscription rights.   You will not recognize any loss upon the expiration of a subscription right.

Exercise of subscription rights.   You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis (if any) in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

Taxation of GAINSCO, INC.

We will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of common stock upon exercise of the subscription rights.

Section 382 and Limitations on Use of Losses

As a result of losses in prior years, as of June 30, 2006 we had NOLs for tax purposes aggregating approximately $64.9 million. These net operating loss carryforwards of $16,614,000, $33,950,000, $13,687,000 and $633,000, if not utilized, will expire in 2020, 2021, 2022 and 2023, respectively. In certain circumstances, Section 382 of the Internal Revenue Code may apply to materially limit the amount of our taxable income that may be offset in a tax year by our net operating losses carried forward from prior years. This limitation generally is an amount equal to the value of the company immediately before an “ownership change” multiplied by the long-term tax-exempt rate for the month in which the change occurs. This annual limitation would apply to all years to which the net operating losses can be carried forward.

In general, the application of Section 382 is triggered by an increase of more than 50 percentage points in the ownership of all of a  company’s currently outstanding stock, determined on the basis of value, by one or more “5% shareholders” during the applicable “testing period,” which is usually the three year period ending on the date on which a transaction is tested for an ownership change. The determination of whether an ownership change has occurred under Section 382 is made by aggregating the increases in percentage ownership for each 5% shareholder whose percentage ownership by value has increased during the testing period. For this purpose, all stock owned by persons who own less than 5% of a company’s stock is generally treated as stock owned by a single 5% shareholder.

In general, a 5% shareholder is any person who owns 5% or more of the stock by value of a company at any time during the testing period. The determination of whether an ownership change has occurred is made as of each “testing date.”  For this purpose, a testing date generally is triggered whenever there is an “owner shift” involving any change in the respective stock ownership of the company and such change affects the percentage of stock owned by value by any person who is a 5% shareholder before or after such change. A testing date also may be triggered by the company’s issuance of options in certain limited circumstances.

THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE RIGHTS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

STATE AND FOREIGN SECURITIES LAWS

The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

ABOUT GAINSCO, INC.

Background

GAINSCO, INC., a Texas corporation, was organized in October 1978, and through our insurance company and managing general agency subsidiaries, we engage in the property and casualty insurance business, focusing on the nonstandard personal automobile market.

Nonstandard personal automobile insurance is usually purchased by drivers who do not meet an insurance company’s “standard” or “preferred” underwriting criteria. These drivers typically seek minimum required insurance coverage as required by state law and generally pay higher premiums than for standard policies. We write minimum and slightly higher coverage limits, nonstandard automobile insurance in Arizona, Florida, Nevada, South Carolina, Texas and California. We have selected these states based on historical levels of industry profitability, competitive landscapes, and demographic characteristics.

Our insurance operations, which include our ongoing nonstandard personal automobile insurance and the runoff of our commercial lines business, are presently conducted through two insurance companies: General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc. Prior to February 2002, we were engaged in commercial lines underwriting. We exited this business due to continued adverse reserve development and unfavorable financial results, and our commercial lines business is now in run-off. We entered the nonstandard personal automobile insurance business through the acquisition in October 1998 of the Lalande Group, located in Miami, Florida.

We expanded into Texas in the fourth quarter of 2003, Arizona in the second quarter of 2004, Nevada in the fourth quarter of 2004, California in the first quarter of 2005 and South Carolina in 2006. While we entered these states to lay the foundation for a long term diversification process, we were significantly constrained in pursuing growth due to the near term maturity of our preferred stock. We restructured our balance sheet and raised additional capital in a recapitalization in January 2005 and further increased our capital in August 2005 in a previous rights offering. These transactions permitted us to pursue our growth strategy, and in 2005 we hired additional key senior management personnel and created a new Operations Center in Dallas, Texas with expanded processing to handle our anticipated growth. In 2005 and the first six months of 2006, we implemented our strategy of growth and diversification and substantially increased the scope of our operations, a process that is continuing.

For the year ended December 31, 2005, our gross premiums written totaled approximately $112.6 million, up 157% from the year ended December 31, 2004. Our total revenues for the year ended December 31, 2005 were approximately $99.6 million and net income was approximately $8.9 million. Gross written premiums for the six months ended June 30, 2006 were 102.1, as compared with $48.9 in the first six months of 2005. Our shareholders’ equity was approximately $56.6 million as of December 31, 2005 and $58.0 as of June 30, 2006.

As of the date of this prospectus, our insurance companies are rated “B” (Fair) by A.M. Best. Our common stock is publicly traded on the American Stock Exchange under the symbol “GAN”.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

EXPERTS

The consolidated financial statements and schedules of GAINSCO, INC., as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy and information statements and other information may be examined without charge at the Securities and Exchange Commission’s Public Reference Room, 450 Fifth Street, N.W. Washington, D.C. 20549, or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Room upon payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the Public Reference Room.

We have “incorporated by reference” into this prospectus certain information that we file with the Securities and Exchange Commission. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the Securities and Exchange Commission and incorporated later. Any information that we subsequently file with the Securities and Exchange Commission that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any documents we file subsequently with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(1)         our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(2)         our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

(3)         our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

(4)         our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2006;

(5)         our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2006;

(6)         our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2006;

(7)         our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2006; and

(8)         the description of our common stock set forth in our registration statement on Form 8-A filed with the Securities and Exchange Commission on July 9, 1996, and any subsequent amendments or reports filed for the purpose of updating this description.

We will not incorporate by reference those portions of the reports on Form 8-K listed above or future filings of reports on Form 8-K into a filing under the Securities Act of 1933, as amended, or the Securities

Exchange Act of 1934, as amended, or into this prospectus that are not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219
(972) 629-4400

Attention: Investor Relations

You should rely only on the information in this prospectus or incorporated by reference. We have not authorized anyone to provide you with any different information.

This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued pursuant to the rights offering. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in the jurisdiction.

Up to 4,535,000 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights

The Subscription Agent For the Rights Offering is:

Continental Stock Transfer & Trust Company

By Mail:

17 Battery Place, 8th Floor
New York, New York  10004
Attn: Reorganization Department

Telephone Number for Confirmation:  (212) 509-4000 extension 536

The Information Agent for the Rights Offering is:

Morrow & Co., Inc.

By Mail:

470 West Avenue
Stamford, Connecticut  06902

Banks and Brokerage Firms, please call: (800) 654-2468
Shareholders, please call: (800) 607-0088 or (203) 658-9400
E-mail: gainsco.info@morrowco.com